UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORCEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

218352102

(CUSIP Number)

Anne LeDoux

Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOSEPH C. COOK, JR.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of shares beneficially owned by each reporting person with:	5	Sole Voting Power 2,645,020 (1)
	6	Shared Voting Power 363,995 (2)
	7	Sole Dispositive Power 2,645,020 (1)
	8	Shared Dispositive Power 363,995 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,015
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.1% (3)
12	Type of Reporting Person (See Instructions) IN

1.

Includes (a) 1,184,743 shares held of record by the Reporting Person and 193,258 shares that may be acquired by the Reporting Person within 60 days of December 31, 2010 pursuant to warrants, (b) 534,762 shares held of record by Farview Management, Co. L.P., a Texas limited partnership, and 14,402 shares that may be acquired by that entity within 60 days of December 31, 2010 pursuant to warrants; (c) 476,016 shares held of record by the Joseph C. Cook, Jr., IRA Rollover and 86,839 shares that may be acquired by that entity within 60 days of December 31, 2010 and (d) 155,000 shares issuable pursuant to options exercisable by the Reporting Person within 60 days of December 31, 2010.

2.

Represents 350,000 shares held of record by a private foundation and 13,995 shares that may be acquired by the entity within 60 days of December 31, 2010 pursuant to a warrant. Mr. Cook has shared voting power but disclaims beneficial interest in these shares.

3.

The percentage was calculated based upon 72,403,878 shares of common stock issued and outstanding as of December 31, 2010 according to information provided by the Issuer, 308,494 shares that may be acquired issuable within 60 days of that date to the Reporting Person and other entities as noted in footnotes 1 and 2 above pursuant to warrants and 155,000 shares issuable pursuant to options exercisable by the Reporting Person within 60 days of December 31, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/S/ JOSEPH C. COOK, JR.
Signature

JOSEPH C. COOK, JR.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).